Exhibit 99.1

Cardiome Announces Commercialization Agreement With UDG Healthcare plc For BRINAVESS™ In Ireland

NASDAQ: CRME   TSX: COM

VANCOUVER, May 5, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that an affiliate of Cardiome Pharma Corp. has entered into a distribution agreement with UDG Healthcare plc, headquartered in Dublin, to fulfill orders and distribute BRINAVESS™ (vernakalant intravenous) in Ireland. The initial term of the agreement is for three years effective as of April 1, 2014. Financial details have not been disclosed.

"We are pleased to have entered into this agreement with UDG Healthcare that will maintain BRINAVESS availability to our customers in Ireland," said Karim Lalji, Cardiome's Chief Commercial Officer. "This agreement continues the previously established BRINAVESS distribution partnership, thereby minimizing distribution interruptions to our customers."

"We are pleased to continue the fulfillment of orders of BRINAVESS on behalf of Cardiome for the Irish market," said David Keyes, Director of the Distribution and Hospitals division at UDG Healthcare. "BRINAVESS is an important therapeutic option for the management of atrial fibrillation and we are excited to continue making it available to our customers."

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About UDG Healthcare plc
Listed on the London Stock Exchange, UDG Healthcare plc is a leading international provider of services to healthcare manufacturers and pharmacies, with operations in 22 countries including the US, UK, Ireland and Germany.

UDG Healthcare plc operates across three divisions: Ashfield Commercial and Medical Services, Supply Chain Services and Sharp Packaging Services.

Ashfield Commercial and Medical Services is a global leader in the provision of contract sales outsourcing services to pharmaceutical manufacturers with operations in major markets including continental Europe, the UK, North America and a presence in South America and Asia. The division provides sales teams, telesales, nurse educators, medical information, healthcare communications and event management services to healthcare companies in 22 countries. It focuses on supporting healthcare professionals and patients at all stages of the product life cycle.

Supply Chain Services includes the United Drug Supply Chain Services and the Aquilant Specialist Healthcare Services businesses. United Drug Supply Chain Services is the largest pharmaceutical wholesaler in the island of Ireland. It is also the leading pre-wholesaler in Ireland and has achieved the No.1 position in the UK through its joint venture business UniDrug Distribution Group. The division provides logistics services to healthcare companies, pharmacies and hospitals in the UK and Ireland. Aquilant Specialist Healthcare Services is a leading provider of outsourced sales, marketing, distribution and engineering services to the medical and scientific sectors in Ireland and the UK.

Sharp Packaging Services is a leading international provider of pharmaceutical contract packaging and clinical trials materials services with facilities in the US, UK, Dutch and Belgian markets.

For more information go to: www.udghealthcare.com

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 05-MAY-14